FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2003

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

/s/ Pierre St-Arnaud
Pierre St-Arnaud (Signature)*

Date: October 30, 2003

By: /s/ Pierre St-Arnaud

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035 david_adams@srtelecom.com	Paul Goyette (Director, Communications) (514) 335-2429 x 4361 paul_goyette@srtelecom.com

Brian Quick (Maison Brison) (514) 731-0000 brian@maisonbrison.com
SR Telecom Reports Third Quarter Results

Highlights
•	Netro acquisition completed, integration in progress
•	First orders received for angel™ and airstar™
•	Cash position strengthened by Netro’s cash reserves and $6 million private placement financing
•	Common shares consolidated and listed on Nasdaq

MONTREAL, October 30, 2003 — SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported its results for the third quarter and nine months ended September 30, 2003.

Consolidated revenues for the third quarter, which include its Chilean telecommunications operating subsidiary CTR, totalled $26.0 million, a decline of approximately 15 percent from the $30.6 million in revenues in the second quarter of 2003. The Company recorded $51.6 million in the quarter ended September 30, 2002. For the nine-month period, consolidated revenues reached $86.3 million, compared to $146.1 million during the same period last year. The third quarter operating loss was $15.6 million, compared to operating earnings of $1.3 million during the same quarter in 2002. For the nine-month period, the operating loss totalled $28.2 million versus operating earnings of $1.7 million in the corresponding period in 2002. Consolidated net loss was $18.9 million for the quarter and $30.6 million for the nine months ended September 30, 2003, compared to a consolidated net loss of $3.7 million and $9.7 million in the corresponding periods last year.

Revenues in the quarter were lower, compared to the third quarter of 2002, largely due to major sales to two customers in the third quarter of 2002 that were not replicated in the third quarter of 2003. The second phase of the Saudi frame contract has been delayed in part due to unrest in the region. The consolidated net loss was greater for the third quarter of 2003 and the first nine months of 2003, compared to the same periods in 2002, mainly because of lower revenues and additional costs associated with the integration of Netro.

“Capital spending in our segment of the telecommunications market has been slower than expected and this is reflected in our revenue numbers,” said Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom. “To some extent this is a question of timing. A number of substantial contracts are in the final stage of discussion and we expect that decisions on two of these will be made in the current quarter. Given the success we had in September securing contracts for both airstar and angel we remain optimistic about our prospects for orders in the coming months.”

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	1

SR Telecom Reports Third Quarter Results	Page 2

Core Wireless Solutions Segment

Third quarter revenues in SR Telecom’s core wireless solutions business were $22.8 million, compared to $27.0 million in the second quarter of 2003 and $48.1 million during the same period last year. For the nine-month period, revenues reached $75.8 million, versus the $133.9 million reported in 2002.

“With the completion of the Netro acquisition in early September, the Company initiated a comprehensive review of its product portfolio and cost structure,” said David Adams, Senior Vice President and Chief Financial Officer. “As an initial consequence of this review, we decided to halt research and development on the shift product line. Our assessment of the market opportunities we had identified for shift will be better served by our angel platform. Additional rationalization of our product portfolio will translate into substantial reductions of our R&D expenditures. These expenditures will be limited to those activities required to support our identified market opportunities.

“Furthermore, we have put in place aggressive restructuring measures that will significantly reduce our combined SG&A costs. Some of these measures, such as the closing of Netro’s San Jose facility and the integration of Netro’s sales force into our own, were initiated during the third quarter. Substantially all of the departments and business units in the Company will be affected by these measures. Combined, we expect these initiatives will reduce our operating costs by an estimated annualized total of approximately $20 million, the majority of which is expected to be realized by December 31, 2003, with the remainder taking effect in the first quarter of 2004.

“These restructuring plans will streamline our operations, make us more competitive and enable us to better serve the needs of our customers.”

CTR

Revenues at CTR were $3.2 million in the third quarter, compared to $3.5 million in the same period last year. The slight decline is mainly due to the drop in value of the Chilean peso relative to the Canadian dollar. In local currency terms, revenue was 1,634 million pesos in the third quarter of 2003 compared to 1,604 million pesos in 2002, reflecting an increase in satellite service sales. Similarly, for the first nine months, revenues reached $10.5 million, compared to the $12.2 million reported in 2002 while, in local currency terms, revenue was 5,190 million pesos compared to 5,247 million pesos for the same period in 2002, a 1% decline. Net loss from CTR was $3.9 million for the quarter and $0.5 million for the nine-month period, a significant improvement compared to the losses of $6.3 million and $10.0 million in the corresponding periods in 2002 due to favourable currency gains with regard to the US denominated debt and reduced interest expense.

“We are launching an initiative in Chile that, subject to the approval of Subtel, the Chilean regulator, will see us deploy up to 6,000 lines into several urban areas using surplus angel inventory that was acquired in the Netro transaction. This network expansion will help to increase both voice and Internet revenues at CTR,” said Mr. Adams.

Financial Position

SR Telecom’s cash and short-term investment position at the end of the third quarter was $54.0 million, compared to $41.9 million at December 31, 2002. The increase is primarily due to the addition of cash and short-term investments as part of the Netro acquisition, offset by debt and bank loan repayments.

Backlog

Continued global economic uncertainty and the protracted slowdown in SR Telecom’s segment of the telecommunications industry have affected the Company’s order book. Backlog at September 30, 2003 stood at $49 million, down from $100 million at the end of the corresponding quarter in 2002.

Recent Events
•	PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia, selected the airstar 10.5 GHz solution for projects in the Java, Kalimantan and Sulawesi regions of Indonesia. The airstar systems will enable Lintasarta to provide ATM, frame relay and clear channel services to its customers in these regions. In this first phase of Lintasarta’s network expansion, SR Telecom will supply eight new airstar base stations and approximately 100 remote stations. Deliveries are expected to begin early in the fourth quarter of 2003.

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SR Telecom Reports Third Quarter Results	Page 3

•	Czech Radio selected the angel non-line-of-sight (NLOS) broadband wireless access technology platform to build a wireless local exchange carrier infrastructure for delivery of telephony and data services in 26 major cities throughout the Czech Republic. Initial orders have been received and shipment of systems has begun with deployments in six cities, including Prague, to begin in October. The potential value of equipment to be delivered as part of the national network is estimated at US$8 million.
•	SR Telecom completed the acquisition of Netro Corporation. The acquisition enables SR Telecom to deliver end-to-end broadband wireless solutions, making broadband data and high-speed Internet access deployable in areas xDSL and cable cannot reach or are not economically viable. Netro’s 3.5GHz angel product and the airstar high-capacity fixed broadband access solution complement SR Telecom’s product portfolio in terms of both frequency and applications.
•	SR Telecom listed its shares on Nasdaq, under the symbol SRXA.
•	SR Telecom received its first orders for Netro Corporation’s airstar product from a leading telecommunications service provider in Mexico. The contract calls for SR Telecom to build a high-capacity fixed wireless access network in support of mission-critical network redundancy services to the financial community. The network will establish broadband connectivity between the national stock exchange and its users within the financial community using airstar in a point-to-multipoint network configuration.

Outlook

“We continue to work closely with our customers to position the full breadth of our renewed product portfolio,” remarked Mr. St-Arnaud. “The acquisition of Netro provides us with all the elements we need to take advantage of the increased interest in broadband fixed wireless access (BFWA) as a reliable last-mile alternative to wireline technology. Our newly-acquired angel and airstar platforms open up tremendous growth potential, as witnessed by the contracts we signed during the quarter with both new and repeat customers. These products enable us to be very competitive, not only in the global rural sector where we have traditionally had a leading market share, but also in the global urban sector where there is a growing demand for proven BFWA solutions. The airstar platform’s ability to immediately provide reliable backhaul for next-generation wireless, PDAs and WiFi hotspots also makes us a key player in markets that were previously closed to us.”

“With the contracts we were awarded in September, we have made a strong entry into the BFWA segment, and we continue to enjoy a dominant position in our traditional markets. If we are successful in securing the major contracts we are currently pursuing, we expect that our revenues will begin to grow in the fourth quarter of this year.”

About SR Telecom

SR Telecom (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry’s broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

Conference Call

SR Telecom will host a conference call Thursday, October 30, 2003 at 10:00 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Chief Financial Officer David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or 1-800-814-4890 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, October 30 as of 12:00 PM until 11:59 PM on Thursday, November 6 at 1-877-289-8525 (passcode 21023183#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

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SR Telecom Reports Third Quarter Results	Page 4

FORWARD -LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SHIFT are trademarks of SR Telecom Inc. All rights reserved 2003. airstar and angel are trademarks of Netro Corporation. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	4

SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom”) for the third quarter and nine-months ended September 30, 2003. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements and the unaudited September 30, 2003 quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments
•	SR Telecom finalized the acquisition of Netro Corporation (“Netro”) on September 4, 2003. The acquisition of Netro has enhanced SR Telecom’s product portfolio by adding the angel and airstar product lines.
•	SR Telecom shareholders approved a reverse stock split, issuing one share for every ten shares held by SR Telecom Shareholders, for the purpose of meeting the Nasdaq National Market initial listing requirements. All per share amounts in this MD&A have been restated to reflect the share consolidation on a retroactive basis.
•	SR Telecom issued 4.1 million common shares for all the issued and outstanding shares of Netro after giving effect to the reverse stock split. The acquisition of Netro added $49.5 million in cash and short-term investments to SR Telecom’s consolidated balance sheet as at the closing date.
•	SR Telecom received its first orders for airstar from a leading telecommunications service provider in Mexico. airstar will serve as a backup system for a mission critical financial network.
•	On July 18, 2003, SR Telecom closed a private placement of $4.5 million, issuing 528,000 units at $8.50 per unit. Each unit consists of one common share in the capital of SR Telecom and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 18, 2008. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000, resulting in a total issuance of 705,882 units for gross proceeds of $6,000,000.
•	SR Telecom’s angel platform was selected for wireless local exchange applications by Czech Radio - shipments are to begin in October 2003 in the Czech Republic.
•	PT Aplikanusa Lintasarta selected SR Telecom’s airstar 10.5 GHz solution to provide ATM, frame relay and clear channel services to customers in Java, Kalimantan and Sulawesi regions of Indonesia.
•	SR Telecom’s airstar platform was selected by China Unicom. The high-capacity broadband wireless system will be deployed in Beijing, Shenzhen and five other cities in Eastern China.
•	SR Telecom received orders for SR500 systems valued at over $7 million for projects in Kazakhstan, Russia and northern Africa.
•	SR Telecom participated at the ITU Telecom World 2003 in Geneva, for the first time presenting a complete portfolio of fixed wireless access solutions including the newly acquired angel and airstar solutions.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	5

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering, prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements, or “turnkey” contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon shipment. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which many are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practicable, SR Telecom requires accounts receivable to be insured by an export credit agency, by confirmed irrevocable letters of credit or by a security interest on the customer’s assets. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Significant management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	6

Assessment of Impairment of Long-lived Assets

SR Telecom evaluates events and circumstances that can have an effect on the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. If the estimated undiscounted cash flows are projected to be less than the carrying value of the related assets, a permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

Three-months ended September 30, 2003 versus three-months ended September 30, 2002

The Acquisition of Netro

On March 27, 2003, the Corporation signed an agreement and plan of merger with Netro to acquire all of the issued and outstanding shares of Netro in exchange for 4.1 million common shares of SR Telecom at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced. The Corporation subsequently filed a proxy statement dated August 7, 2003, which was approved by Netro Stockholders on August 25, 2003. On September 4, 2003, SR Telecom finalized the acquisition of Netro. The results of operations of Netro subsequent to September 4, 2003 are included in the Wireless operations segment.

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Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2003	2002
Revenue	100%	100%
Cost of revenue	59%	48%

Gross profit	41%	52%
Agents commissions	3%	8%
Selling, general and administrative
expenses	56%	26%
Research and development expenses, net	40%	12%

Total operating expenses	99%	46%

Operating (loss) income	(58%)	6%
Interest expense, net	7%	3%
Gain on foreign exchange	—	(4%)
Income tax expense	1%	2%

Net (loss) income	(66%)	5%

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows:

For the three-months ended September 30, 2003, and 2002:
	Revenue (In thousands)		Percent of Wireless Revenue
	2003	2002	2003	2002
Europe, Middle East and Africa	10,580	18,065	46%	38%
Asia	7,498	26,616	33%	55%
Latin America	2,847	1,435	13%	3%
Other	1,871	1,963	8%	4%

	22,796	48,079	100%	100%

Revenue in the Middle East decreased in the third quarter of 2003 compared to the third quarter of 2002. Shipments to the region declined during the period as the first purchase order under the Saudi Telecom Company Contract was substantially completed with the second purchase order having been delayed due to the unrest in the region. Sales to Asia declined in the third quarter as compared to the third quarter of the previous year due to the result of large sales to two customers, Telstra Corporation and Rural Telephone Services of Thailand in the prior year that were not replicated in the third quarter of 2003. Revenue in Latin America increased in the third quarter of 2003 as compared to the third quarter of 2002 as a result of sales of SR Telecom’s newly acquired airstar product line.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	8

Revenue

For the quarter ended September 30, 2003, revenue decreased to $22.8 million from $48.1 million in the third quarter of 2002. The Corporation expects that revenue for the fourth quarter will improve as compared to the current quarter.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized. Gross profit as a percentage of revenue decreased to 41% for the quarter ended September 30, 2003, from 52% for the quarter ended September 30, 2002. This decrease resulted from an increase in underabsorbed overhead costs. The margin was also affected by variations in sales mix. The Corporation expects gross margin as a percentage of revenue to remain stable in the fourth quarter as compared to the current quarter.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in 47 countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue decreased to 3% or $0.7 million in the third quarter of 2003 from 8% or $3.8 million in the third quarter of 2002. Commissions correlate directly with the level and type of equipment sales and vary in amount by local jurisdiction.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses. SG&A expenses were $12.7 million for the quarter ended September 30, 2003, an increase of $0.2 million as compared to the third quarter of 2002. This was due to increased costs resulting from the integration of Netro, which were partially offset by previously implemented cost cutting measures. The lower overall revenue base resulted in a higher SG&A expense to revenue ratio. SG&A expenses as a percentage of revenue increased to 56% in the third quarter of 2003, compared to 26% in the same quarter of the prior year. It is expected that going forward, SG&A expenses will increase in light of the impact of becoming a SEC registrant and a Nasdaq listed company. This increase should be offset by the impact of a global restructuring program, part of which will reduce selling, project and service expenses, as it takes effect over the next several quarters.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities. Research and development expenses on a comparable basis showed an increase over 2002 levels. Research and development expenses increased to $9.1 million for the quarter ended September 30, 2003, as compared to $5.6 million for the quarter ended September 30, 2002. The increase is due to additional research and development costs of $1.4 million incurred by Netro in September, a one time write off of assets of $1.4 million, a reduction in the amount of investment tax credits that offset research and development expense, as well as additional research being performed on newly acquired product lines.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	9

The write off of the assets occurred as a result of a management decision to halt research and development on the shift product line due to the Corporation’s assessment that the market opportunities identified for shift will be better served by angel. As marketplace requirements change, the Corporation will reassess this decision. As the write off of assets is a one time occurrence, going forward, research and development expenses are expected to decrease from the level experienced in the third quarter, but will increase compared to previous quarters due to lower investment tax credits being recognized and the impact of the inclusion of Netro’s research and development facility in Redmond, Washington on an ongoing basis. This will be offset by the Corporation’s restructuring program that will reduce research and development expenses by one third, once the full impact of the program is implemented over the next several quarters.

Interest Expense

Interest expense was relatively unchanged at $1.5 million in the third quarter of 2003 from $1.6 million in the third quarter of 2002.

Foreign Exchange

SR Telecom’s trade receivables are almost exclusively in U.S. dollars and Euros. The unrealized foreign exchange loss of $nil in the third quarter of 2003, compared to the unrealized foreign exchange gain of $1.9 million or 4% of revenue in the third quarter of 2002, is due to smaller fluctuations in foreign exchange on its US$ receivables compared to the same quarter in the prior year. Gains or losses on foreign exchange relate primarily to fluctuations between the U.S. dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. SR Telecom’s change in effective tax rates in the current quarter as compared to previous quarters, primarily reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased recognizing additional tax loss carryforward benefits, resulting in a lower tax recovery than would otherwise have been recognized. The income tax provision is also affected by the geographic distribution of earnings mix.

Backlog

Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected SR Telecom’s order book. Backlog at the end of the third quarter in 2003 stood at $49 million, the majority of which is expected to be delivered in the next twelve months, down from $100 million at the end of the third quarter of 2002. However, significant orders are expected to be generated from the introduction of the newly acquired product lines, airstar and angel, and from increased activity in a number of SR Telecom’s traditional markets and the introduction of stride2400.

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of generating enough cash to start deleveraging the balance sheet. SR Telecom believes that increased revenue from CTR’s satellite operations and the v-sat based network assets will also aid in this objective.

Revenue

CTR showed a marginal decline in revenue to $3.2 million in the third quarter of 2003, from $3.5 million in the third quarter of 2002. The decrease is a result of the decline in value of the Chilean peso relative to the Canadian dollar. In peso terms, net revenue was $1,634 million in the third quarter of 2003 as compared to $1,604 million in the third quarter of 2002, reflecting a marginal increase in sales of satellite services. The Corporation expects future declines in revenue if the Canadian dollar continues to strengthen with respect to the Chilean peso.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	10

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses increased to $5.8 million in the third quarter of 2003 from $5.5 million in the same quarter last year, resulting from increased consulting expenses with respect to non-recurring business development activities and the costs associated with the renegotiation of CTR’s tariff regime with the Chilean regulator, offset by operating cost reduction efforts.

Interest Expense

Interest expense for the quarter ended September 30, 2003, decreased to $0.8 million from $1.5 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

Foreign Exchange

The unrealized foreign exchange gain of $nil in the third quarter of 2003, compared to $2.8 million of unrealized foreign exchange loss in the third quarter of 2002, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

Nine-months ended September 30, 2003 versus nine-months ended September 30, 2002

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2003	2002
Revenue	100%	100%
Cost of revenue	54%	50%

Gross profit	46%	50%
Agents commissions	4%	8%
Selling, general and administrative
expenses	44%	25%
Research and development expenses, net	27%	12%

Total operating expenses	75%	45%

Operating (loss) income	(29%)	5%
Interest expense, net	6%	3%
Loss on foreign exchange	11%	1%
Income tax (recovery) expense	(6%)	1%

Net (loss) income	(40%)	0%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	11

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows:

For the nine-months ended September 30, 2003 and 2002:

	Revenue (In thousands)		Percent of Wireless Revenue
	2003	2002	2003	2002
Europe, Middle East and Africa	36,797	51,432	49%	38%
Asia	26,195	73,422	34%	55%
Latin America	8,207	5,284	11%	4%
Other	4,600	3,791	6%	3%

	75,799	133,929	100%	100%

Revenue in Europe, Africa and the Middle East increased in percentage terms in 2003 compared to 2002, but decreased in dollar terms in the same period. This was due to a decline in shipments to the region compared to the prior year. Sales to Asia declined in the nine-month period of 2003 as compared to the nine-month period of 2002, due to the result of large sales to two customers, Telstra Corporation and Rural Telephone Services of Thailand in 2002 that were not replicated in 2003. Revenue in Latin America increased slightly, in dollar terms, for the nine-month period ended September 30, 2003 as compared to the same period in 2002.

Revenue

For the nine-months ended September 30, 2003, revenue decreased to $75.8 million from $133.9 million for the nine-months ended September 30, 2002. The decrease in sales in the current period as compared to the same period of the previous year is predominantly a result of the completion of large sales contracts to Telstra Corporation, Saudi Telecom Company and Rural Telephone Services in 2002 that were not replicated in 2003.

Gross Profit

Gross profit as a percentage of revenue decreased to 46% for the nine-months ended September 30, 2003, from 50% for the nine-months ended September 30, 2002. This decrease resulted from variations in sales mix resulting in sales of lower margin products as well as under-absorbed overhead costs.

Agent Commissions

Agent commissions as a percentage of revenue decreased to 4% or $3.3 million in the nine-months ended September 30, 2003 from 8% or $10.6 million in the nine-months ended September 30, 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $33.3 million as at the third quarter of 2003, compared to $33.6 million in the same period of the prior year. The lower overall revenue base resulted in a higher SG&A expense to revenue ratio. Selling, general and administrative expenses declined by $0.3 million on a comparative basis showing the effects of cost cutting measures implemented by the Corporation, offset by additional costs incurred in the Corporation’s Netro subsidiary.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	12

Research and Development Expenses

Research and development expenses on a comparable basis showed an increase over 2002 levels. Research and development increased to $20.6 million for the nine-months ended September 30, 2003, as compared to $16.0 million for the nine-months ended September 30, 2002. The increase is due to additional research and development costs of $1.4 million incurred by Netro in September, a one time write off of assets of $1.4 million, a reduction in the amount of investment tax credits being recognized that offset research and development expense, as well as additional research being performed on newly acquired product lines.

Interest Expense

Interest expense was relatively unchanged in the nine-months ended September 30, 2003 compared to the same period in 2002.

Foreign Exchange

The unrealized foreign exchange loss of $8.3 million or 11% of revenue in the nine-months ended September 30, 2003, compared to $1.7 million or 1% in the nine-months ended September 30, 2002, resulted from the increase in the value of the Canadian dollar compared to the U.S. dollar and the Euro in the first half of 2003. Gains or losses on foreign exchange relate primarily to fluctuations between the U.S. dollar and the Euro compared to the Canadian dollar.

Income Taxes

SR Telecom’s change in effective tax rates in the current nine month period as compared to previous quarters, primarily reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased recognizing additional tax loss carryforward benefits, resulting in a lower tax recovery than would otherwise have been recognized. The income tax provision is also affected by the geographic distribution of earnings mix.

Telecommunication Service Provider Business Segment

Revenue

CTR experienced a decline in revenue to $10.5 million in the nine months ended September 30, 2003 from $12.2 million in the nine months ended September 30, 2002. Revenue has been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in peso terms in the first nine months of 2003 was $5,190 million pesos compared to $5,247 million pesos in the first nine months of 2002, showing only a 1% decline in revenues in peso terms.

Operating Expenses

Operating expenses decreased to $16.2 million in the first nine months of 2003 from $17.2 million in the first nine months of 2002. Although operating expenses increased marginally to $6,971 million pesos for the nine months ended September 30, 2003, from $6,610 million pesos in the nine months ended September 30, 2002, the amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Operational efficiencies and cost reductions were offset by non-recurring consulting expenses and restructuring charges.

Interest Expense

Interest expense for the nine months ended September 30, 2003, has decreased to $2.5 million from $4.4 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	13

Foreign Exchange

The unrealized foreign exchange gain of $8.5 million in the first nine months of 2003, compared to the unrealized foreign exchange loss of $0.6 million in the first nine months of 2002, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Short-Term Investments

The consolidated cash and short-term investment position increased to $47.2 million at September 30, 2003, compared to $41.9 million at December 31, 2002. The main reason for this increase is the addition of $42.6 million of unrestricted cash and short-term investments from the acquisition of Netro, offset by debt and bank indebtedness repayments.

Accounts Receivable

The trade receivables decrease of $27.2 million over the nine-month period ended September 30, 2003, results substantially from the collection of outstanding receivables in the Middle East during the period and a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also contributing to the decrease is a decline in sales volume during the period.

Inventory

The inventory balance increased by $12.4 million to $46.8 million at September 30, 2003, from $34.4 million at December 31, 2002. This increase was a function of the inclusion of $7.4 million in inventory from the Netro acquisition as well as strategic purchases of components. While the inclusion of the airstar and angel product lines has increased the Corporations inventory balance, SR Telecom has had considerable success in decreasing manufacturing cycle time and the adoption of more conservative policies towards the advance procurement of components and the use of pull-through manufacturing is expected to aid in reducing the inventory balance.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing Future Income Tax assets and non-refundable Investment Tax Credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its Balance Sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

To use the investment tax credits existing of $18.1 million at September 30, 2003, future taxable income of approximately $91 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of approximately 7 years.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	14

Although SR Telecom has had losses in the past few years, SR Telecom had a history of profit prior thereto. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Intangible Assets

The intangible assets included in the Balance Sheet relate to the angel and airstar technology obtained through the Netro acquisition. A value was derived to reflect the future use of this technology. Since the airstar technology has an estimated useful life of 3 to 6 years and the angel technology has an estimated useful life of 6 to 8 years, the Corporation will be amortizing the intangible assets over their estimated useful lives.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR property, plant and equipment additions were $0.6 million in the first nine months of 2003, compared to $0.5 million in the first nine months of 2002, and relate principally to existing network upgrades and enhancements. Wireless Products additions were $3.6 million, excluding the assets acquired in the Netro acquisition, related predominantly to the shift asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

During the nine-month period ended September 30, 2003, SR Telecom’s operating line of credit was renewed on more favorable terms and conditions but at a reduced amount of $5 million.

Liabilities

Trade payables and accrued liabilities increased by $11.5 million from December 31, 2002, to $69.6 million at September 30, 2003, due to an additional $23.4 million in accounts payable and accrued charges from the acquisition of Netro, offset by a decrease in trade payables prior to the acquisition. The amount of trade payables is in line with SR Telecom’s current level of operations.

Long-Term Debt and Shareholders’ Equity

(in thousands)	September 30, 2003	December 31, 2002

Lease Liability	$ 14,890	—
Debentures	$ 75,000	$ 75,000
Long-term project financing	$ 51,929	$ 65,300
Shareholders’ equity	$105,789	$102,326

Long-Term Lease Liability

The lease liability of $14.9 million, representing a long-term portion of $9.0 million and a short-term portion of $5.9 million, arose on the assumption of Netro’s operating lease for its San Jose office because the premises will no longer be used. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	15

Long-Term Debt

SR Telecom’s debentures are unsecured and bear interest at 8.15%, payable semi-annually.

The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt and expects to generate sufficient cash flow by that time to repay a portion of the balance.

The long-term project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of September 30, 2003, a principal amount of US$38 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2007 and 2008. Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding are repaid or the debt is refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Corporation and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom’s public debentures and its bank indebtedness, which means that all amounts due and payable under the debentures could also be declared due and payable.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

Shareholder’s Equity

On September 2, 2003, the Board of Directors of the Corporation approved a one for ten share consolidation. All per share amounts have in this MD&A been restated to reflect the share consolidation on a retroactive basis.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

The Corporation recently closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 2008. The securities are subject to a four-month hold period under applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

SR Telecom has an employee share participation plan, a directors’ compensation plan and a stock option plan that provides stock options to key employees, the options vesting over a period of four to five years. For the nine-month period ended September 30, 2003, stock issued under the first two programs totaled 65,988 for cash consideration of $0.5 million.

Forward Contracts

The corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Company also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation recently entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. The forward contracts sell US$2.0 million each at rates of 1.4119 and 1.4203 in December 2003 and March 2004, respectively. The Corporation does not use hedge accounting for these contracts. These contracts are recorded on the balance sheet of the Corporation at fair market value. The change in market value of the contracts resulted in a foreign exchange gain of $0.2 million that was recorded in the income statement in the second quarter. The foreign exchange gain in the third quarter was immaterial. Future fluctuations in the US dollar compared to the Canadian dollar over the term of the contracts will result in further charges to the Corporation’s income statement.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	16

Cash Flows

Cash flows used in operations totaled $3.5 million in the third quarter of 2003, compared to an inflow of $15.0 million in the third quarter of 2002, primarily as a result of lower revenues. For the nine-months ended September 30, 2003, cash flows used in operations totaled $23.6 million as compared to an inflow of $14.6 million for the nine months ended September 30, 2002.

Cash inflows from financing activities were $5.1 million for the quarter ended September 30, 2003, as compared to $0.2 million for the quarter ended September 30, 2002. The increase is a result of the private placement during the third quarter. For the nine-months ended September 30, 2003, cash flows used in financing activities totaled $4.1 million as compared to $5.2 million for the nine months ended September 30, 2002. The decrease in outflows over the prior year is a function of the repayment of $5.0 million of the operating line of credit offset by decreased debt repayments during the period as well as the proceeds from the private placement.

Cash inflows from investing activities were $27.0 million in the quarter ended September 30, 2003, compared to cash outflows of $0.4 million in the third quarter of 2002. The reason for this difference is due to the net cash acquired on acquisition of Netro. For the nine-months ended September 30, 2003 cash inflows from investing activities totaled $41.9 million as compared to an outflow of $3.7 million for the nine months ended September 30, 2002, resulting from the net cash acquired on acquisition of Netro and the sale of short-term investments during the period.

SR Telecom believes that its cash and cash equivalents balance, short-term investments, and improved cash from operations going forward will be sufficient to satisfy its cash requirements for at least the next twelve months. SR Telecom intends to invest its cash in excess of current operating requirements in interest-bearing, investment-grade marketable securities.

Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has recently issued the following new accounting recommendations:

Disclosure of Guarantees

Accounting Guideline 14, “Disclosure of Guarantees”: This guideline applies to interim and annual financial statements beginning January 1, 2003. SR Telecom has made the appropriate disclosures with respect to this guideline.

Impairment of Long-Lived Assets

CICA Handbook Section 3063, “Impairment of Long-Lived Assets”: These recommendations establish the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, intangible assets with finite useful life and deferred start-up costs. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. These recommendations are to be applied prospectively for years beginning on or after April 1, 2003, however earlier adoption is permitted. SR Telecom has not yet assessed the impact these recommendations will have on its results of operations, and financial position.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	17

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the Three Months ended September 30th
	2003 (unaudited)			2002 (unaudited)
	Wireless products	CTR	Cons.	Wireless products	CTR	Cons.
Revenue
Equipment	19,013	—	19,013	41,000	—	41,000
Services	3,783	—	3,783	7,079	—	7,079
Telecommunications	—	3,247	3,247	—	3,531	3,531

Total revenue	22,796	3,247	26,043	48,079	3,531	51,610

Cost of revenue
Equipment	11,002	—	11,002	16,993	—	16,993
Services	2,469	—	2,469	5,869	—	5,869

Total cost of revenue	13,471	—	13,471	22,862	—	22,862

Gross margin	9,325	3,247	12,572	25,217	3,531	28,748

Agent commissions	657	—	657	3,753	—	3,753
Operating expenses	12,679	5,753	18,432	12,537	5,512	18,049
Research and development
expenses, net (note 12)	9,064	—	9,064	5,609	—	5,609

Operating (loss) earnings	(13,075)	(2,506)	(15,581)	3,318	(1,981)	1,337

Interest expense, net	(1,541)	(756)	(2,297)	(1,605)	(1,513)	(3,118)
(Loss) gain on foreign exchange	(32)	39	7	1,918	(2,808)	(890)

(Loss) gain before income taxes	(14,648)	(3,223)	(17,871)	3,631	(6,302)	(2,671)

Income tax expense	(340)	(682)	(1,022)	(1,023)	(3)	(1,026)

Net (loss) income	(14,988)	(3,905)	(18,893)	2,608	(6,305)	(3,697)

Weighted average number of common shares outstanding (note 4)			7,255			5,474
Net (loss) income per share
basic and diluted	(2.06)	(0.54)	(2.60)	0.48	(1.15)	(0.67)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	18

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the Nine Months ended September 30th
	2003 (unaudited)			2002 (unaudited)
	Wireless products	CTR	Cons.	Wireless products	CTR	Cons.
Revenue
Equipment	57,578	—	57,578	111,446	—	111,446
Services	18,221	—	18,221	22,483	—	22,483
Telecommunications	—	10,451	10,451	—	12,172	12,172

Total revenue	75,799	10,451	86,250	133,929	12,172	146,101

Cost of revenue
Equipment	30,064	—	30,064	47,883	—	47,883
Services	10,967	—	10,967	19,064	—	19,064

Total cost of revenue	41,031	—	41,031	66,947	—	66,947

Gross margin	34,768	10,451	45,219	66,982	12,172	79,154

Agent commissions	3,304	—	3,304	10,613	—	10,613
Operating expenses	33,320	16,195	49,515	33,614	17,189	50,803
Research and development expenses,
net (note 12)	20,600	—	20,600	15,994	—	15,994

Operating (loss) earnings	(22,456)	(5,744)	(28,200)	6,761	(5,017)	1,744

Interest expense, net	(4,342)	(2,497)	(6,839)	(4,297)	(4,401)	(8,698)
(Loss) gain on foreign exchange	(8,258)	8,455	197	(1,651)	(564)	(2,215)

(Loss) gain before income taxes	(35,056)	214	(34,842)	813	(9,982)	(9,169)

Income tax recovery (expense)	4,970	(682)	4,288	(523)	(3)	(526)

Net (loss) income	(30,086)	(468)	(30,554)	290	(9,985)	(9,695)

Weighted average number of common shares outstanding (note 4)			6,110			5,469
Net (loss) income per share
basic and diluted	(4.92)	(0.08)	(5.00)	0.05	(1.82)	(1.77)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	19

Consolidated Statements of Deficit
For the Nine Months ended September 30th, 2003 and 2002
(in thousands of dollars)

	2003 (unaudited)	2002 (unaudited)

Deficit, beginning of period as previously reported	(45,659)	(21,668)

Cumulative effect of adoption of new accounting policy (note 2)	—	(3,106)

Deficit, beginning of period as restated	(45,659)	(24,774)

Net loss	(30,554)	(9,695)
Share issue costs	(508)	(73)

Deficit, end of period	(76,721)	(34,542)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	20

Consolidated Balance Sheets
As at September 30th, 2003 and December 31st, 2002
(in thousands of dollars)

	2003 (unaudited)	2002 (audited)
Assets
Cash and cash equivalents	34,540	20,309
Short-term investments	12,652	21,624
Accounts receivable, net	54,138	79,352
Current portion of long-term accounts receivable, net (note 3)	6,338	7,390
Income taxes receivable	1,079	1,645
Inventories	46,809	34,445
Prepaid expenses and deposits	5,210	3,126
Investment tax credits	—	2,400

	160,766	170,291

Investment tax credits long-term	18,145	15,908
Long-term portion accounts receivable, net	22,475	23,403
Property, plant and equipment, net	92,337	91,268
Future income taxes	23,477	16,088
Restricted cash (note 8)	6,773	—
Intangible assets (note 7)	5,696	—
Other assets	2,329	3,847

	171,232	150,514

	331,998	320,805

Liabilities
Bank indebtedness	5,000	10,000
Accounts payable and accrued liabilities	69,639	58,125
Customer advances	9,305	10,054
Income taxes payable	446	—
Current portion of lease liability (note 7)	5,894	—
Current portion of long-term debt	7,529	9,626

	97,813	87,805

Long-term lease liability (note 7)	8,996	—
Long-term debt	119,400	130,674

	226,209	218,479
Shareholders’ equity
Capital stock (note 4)	182,510	147,985
Deficit	(76,721)	(45,659)

	105,789	102,326

	331,998	320,805

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	21

Consolidated Statements of Cash flows
For the Three Months ended September 30th, 2003 and 2002
(in thousands of dollars)

	2003 (unaudited)	2002 (unaudited)
Cash flows (used in) from operating activities
Net loss	(18,893)	(3,697)
Adjustments to reconcile net loss to net cash
(used in) from operating activities:
Depreciation and amortization	2,996	3,709
Write off of property, plant and equipment (note 12)	1,363	—
Loss (gain) on disposal of property, plant and equipment	34	(101)
Future income taxes	133	1,140
Changes in operating assets and liabilities:
(Increase) decrease in long-term portion accounts receivable	(556)	2,400
Decrease in non-cash working capital items	11,041	9,943
Unrealized foreign exchange	336	1,622

Net cash (used in) from operating activities	(3,546)	15,016

Cash flows from financing activities
Repayment of long term debt	(572)	—
Proceeds from issue of shares, net of share issue costs (note 4)	5,654	173

Net cash from financing activities	5,082	173

Cash flows from (used in) investing activities
Acquisition of Netro Corporation, net of cash acquired (note 7)	24,486	—
Purchase of property, plant and equipment	(952)	(317)
Sale of short-term investments	2,002	—
Change in other assets	1,477	(41)

Net cash from (used in) investing activities	27,013	(358)

Increase in cash and cash equivalents	28,549	14,831

Cash position, beginning of period	5,991	11,275

Cash position, end of period	34,540	26,106

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	22

Consolidated Statements of Cash flows
For the Nine Months ended September 30th, 2003 and 2002 (in thousands of dollars)

	2003 (unaudited)	2002 (unaudited)
Cash flows (used in) from operating activities
Net loss	(30,554)	(9,695)
Adjustments to reconcile net loss to net cash
(used in) from operating activities:
Depreciation and amortization	9,315	11,121
Write off of property, plant and equipment (note 12)	1,363	—
Loss on disposal of property, plant and equipment	34	316
Future income taxes	(7,389)	950
Changes in operating assets and liabilities:
Decrease in long-term portion accounts receivable	928	5,109
Decrease in non-cash working capital items	11,437	7,760
Unrealized foreign exchange	(8,731)	(952)

Net cash (used in) from operating activities	(23,597)	14,609

Cash flows used in financing activities
Repayment of bank indebtedness	(5,000)	—
Repayment of long term debt	(5,082)	(5,648)
Proceeds from issue of shares, net of
share issue costs (note 4)	6,005	488

Net cash used in financing activities	(4,077)	(5,160)

Cash flows from (used in) investing activities
Purchase of property, plant and equipment	(4,205)	(3,251)
Sale of short-term investments	21,624	—
Acquisition of Netro Corporation, net of cash acquired (note 7)	24,486	—
Purchase of other assets	—	(468)

Net cash from (used in) investing activities	41,905	(3,719)

Increase in cash and cash equivalents	14,231	5,730

Cash position, beginning of period	20,309	20,376

Cash position, end of period	34,540	26,106

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	23

Notes to the Consolidated Financial Statements
For the Third Quarters ended September 30th, 2003 and 2002

1. Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2002. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the 9 months ended September 30, 2003 and 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom’s annual audited consolidated financial statements for the years ended December 31, 2002 and 2001.

2. Adoption of New Accounting Standard

In December 2001, the Canadian Institute of Chartered Accountants amended Section 1650, Foreign Currency Translation. The amended recommendation requires that, effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life, that were previously deferred and amortized over the life of the related items, be included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by and other assets were reduced by $3,106,000 at January 1, 2002.

3. Accounts Receivable

The current portion of accounts receivable long-term is comprised of an amount receivable from Teleco de Haiti. The Corporation (“SR Telecom”) is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. Details of the proceedings are as follows:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provides for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million. In July, 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a termination agreement between SR Telecom and Teleco de Haiti, alleging that such termination agreement ended their obligations under the Tripartite Agreement.

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On April 24, 2003, the arbitration tribunal rendered a decision, received by SR Telecom on May 1, 2003, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the termination agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court and SR Telecom cannot determine what amount, if any it may recover from MCI International. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco Voice Settlement Account. To date, MCI has not objected to the Proof of Claim, nor has it rejected the Tripartite Agreement. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom’s results of operations. No provision for loss has been recorded with respect to this amount receivable.

4. Capital Stock

On September 2, 2003, the Board of Directors of the Company approved a one for ten share consolidation. All per share amounts in the financial statements have been restated to reflect the share consolidation on a retroactive basis.

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding	September 30, 2003 (000’s)	December 31, 2002 (000’s)

10,444,561 (5,522,798 - December 31, 2002) common shares	$182,510	$147,985

On September 4, 2003, the Corporation acquired all of the common shares of Netro Corporation (“Netro”) which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share which was the Fair Value of the shares on the date the acquisition was announced.

On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of a private placement. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 2008.

Common shares totaling 22,145 were issued during the quarter ended September 30, 2003 under the Employee Stock Purchase Plan and the Directors’ Share Compensation Plan for cash consideration of $162,000. In the nine month period ended September 30, 2003, 65,988 common shares were issued for cash consideration of $513,000.

Common shares issued and outstanding includes 8,000 shares issued in July 2001 to senior officers of the corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

The following table summarizes information about the Corporation’s outstanding stock options at September 30, 2003:
Range of exercise prices	Options outstanding	Weighted average exercise prices	Weighted average remaining contractual life

$6.40 - $9.80	42,000	$ 8.67	9.2 years
$16.30 - $24.50	158,750	$ 18.41	7.9 years
$35.30 - $53.00	65,930	$ 47.51	6.6 years
$56.60 - $85.30	46,980	$ 66.52	6.3 years
$89.70 - $130.80	10,200	$108.64	3.3 years

	323,860	$ 32.89	7.5 years

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The following table summarizes information about the Corporation’s exercisable stock options at September 30, 2003:

Range of exercise prices	Options exercisable	Weighted average exercise prices

$16.30 - $24.50	49,200	$ 17.96
$35.30 - $53.00	34,070	$ 47.01
$56.60 - $85.30	29,760	$ 66.13
$89.70 - $130.80	10,200	$108.64

	123,230	$ 45.13

The following table summarizes the activity in the Employee Stock Option Plan:

	Nine months ended September 30, 2003		Nine months ended September 30, 2002
	Number of options	Weighted-average exercise prices	Number of options	Weighted-average exercise prices

Outstanding, beginning of period
	328,730	$ 33.10	270,930	$ 47.00
Granted	3,500	$ 6.40	63,000	$ 19.70
Exercised	—	—	—	—
Forfeited / expired	(8,370)	$ 30.19	(25,200)	$ 40.03

Outstanding, end of period	323,860	$ 32.89	308,730	$ 36.50

5. Stock Based Compensation Plans

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock based compensation.

The fair value of direct awards of stock are to be determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required to be determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value of these options is estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation’s common shares and a weighted-average expected life of the options in years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods.

Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 and 2003, the Corporation’s pro forma net loss and net loss per share would have increased by $140,000 to $30,694,000 (2002 - $9,770,000) and increase to $5.02 (2002 - $1.79) respectively for the nine-month period ended September 30, 2003. For the three months ended September 30, 2003, the pro forma net loss and net loss per share would have increased by $44,000 to $18,937,000 (2002 - $3,732,000) and increase to $2.61 (2002 - $0.68) respectively. These pro forma amounts include a compensation cost based on weighted-average grant date fair value of $8.85 per stock option for the 106,000 stock options granted during 2002 and 2003, as calculated using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65% and expected lives of the stock options of 5 years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

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6. Business Segments and Concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicacion y Telefonia Rural S.A. (CTR), provides telecommunication services to end-users.

As at September 30, 2003 and December 31, 2002:

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated

	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Balance Sheets
Property, plant and equipment	23,893	18,721	87,234	92,052	(18,790)	(19,505)	92,337	91,268
Intangible assets	5,696	—	—	—	—	—	5,696	—
Other assets	1,401	1,830	6,068	6,542	(5,140)	(4,525)	2,329	3,847
Total assets	316,072	291,401	221,452	227,830	(205,526)	(198,426)	331,998	320,805

For the three-months ended
September 30, 2003 and 2002:

Statements of Earnings
External revenues	22,796	48,079	3,247	3,531	—	—	26,043	51,610
Gross margin	9,325	25,217	3,247	3,531	—	—	12,572	28,748
Interest expense, net	1,541	1,605	756	1,513	—	—	2,297	3,118
Depreciation of property,
plant and equipment	982	1,149	1,735	2,123	(238)	(238)	2,479	3,034
Amortization of other assets	139	292	173	158	205	225	517	675
Income tax (expense) recovery	(340)	(1,023)	(682)	(3)	—	—	(1,022)	(1,026)
Net (loss) income	(14,988)	2,608	(3,905)	(6,305)	—	—	(18,893)	(3,697)

For the nine-months ended
September 30, 2003 and 2002:

Statements of Earnings
External revenues	75,799	133,929	10,451	12,172	—	—	86,250	146,101
Gross margin	34,768	66,982	10,451	12,172	—	—	45,219	79,154
Interest expense, net	4,342	4,297	2,497	4,401	—	—	6,839	8,698
Depreciation of property,
plant and equipment	3,080	3,449	5,433	6,623	(715)	(715)	7,798	9,357
Amortization of other assets	429	569	473	498	615	697	1,517	1,764
Income tax recovery (expense)	4,970	(523)	(682)	(3)	—	—	4,288	(526)
Net (loss) income	(30,086)	290	(468)	(9,985)	—	—	(30,554)	(9,695)

Purchase of property, plant and equipment and other assets for the nine months ended September 30

	3,590	3,265	615	454	—	—	4,205	3,719

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Geographic Information

The Corporation’s basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 97% of revenue or $25,262,000 for the three-month period ended September 30, 2003 and approximately 97% of revenue or $83,663,000 for the nine-month period ended September 30, 2003. Sales to customers outside of Canada were approximately 98% of revenue or $50,578,000 for the three-month period ended September 30, 2002 and approximately 99% of revenue or $144,640,000 for the nine-month period ended September 30, 2002.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three-month period ended September 30, 2003:

	% of Revenue	Revenue (000’s)

Canada	3.5%	$ 902
Algeria	11.3%	$ 2,939
Australia	11.4%	$ 2,957
Chile	12.9%	$ 3,355
Thailand	14.2%	$ 3,699
Other	46.8%	$12,191

Total	100.0%	$26,043

For the three-month period ended September 30, 2002:

	% of Revenue	Revenue (000’s)

Canada	1.7%	$ 862
Australia	15.8%	$ 8,157
Saudi Arabia	21.9%	$11,277
Thailand	37.9%	$19,559
Other	22.8%	$11,755

Total	100.0%	$51,610

For the nine-month period ended September 30, 2003:

	% of Revenue	Revenue (000’s)

Canada	3.1%	$ 2,708
Australia	15.0%	$12,939
Chile	12.2%	$10,559
Saudi Arabia	9.7%	$ 8,361
Sudan	10.9%	$ 9,375
Other	49.1%	$42,308

Total	100.0%	$86,250

For the nine-month period ended September 30, 2002:

	% of Revenue	Revenue (000’s)

Canada	0.6%	$ 862
Australia	19.7%	$ 28,815
Saudi Arabia	21.9%	$ 32,008
Thailand	24.0%	$ 34,999
Other	33.8%	$ 49,417

Total	100.0%	$146,101

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The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three-month period ended September 30, 2003:

	% of Revenue	Revenue (000’s)

Alstom T&D SA	11.3%	$2,939
Communication Authority of Thailand	12.5%	$3,248
Telstra Corporation Limited	11.4%	$2,957

For the three-month period ended September 30, 2002:

	% of Revenue	Revenue (000’s)

Rural Telephone Services
Company Limited of Thailand	33.4%	$17,237
Saudi Telecom Company	17.9%	$ 9,256
Telstra Corporation Limited	15.8%	$ 8,157

For the nine-month period ended September 30, 2003:

	% of Revenue	Revenue (000’s)

Sudan Telecom Company	10.9%	$ 9,375
Telstra Corporation Limited	15.0%	$12,939

For the nine-month period ended September 30, 2002:

	% of Revenue	Revenue (000’s)

Rural Telephone Services
Company Limited of Thailand	22.4%	$32,677
Saudi Telecom Company	13.9%	$20,337
Telstra Corporation Limited	19.7%	$28,815

The following sets forth the property, plant and equipment by location:

	September 30, 2003	December 31, 2002

	(000’s)	(000’s)
Canada	$13,352	$13,500
Chile	$68,444	$72,600
Other	$10,541	$ 5,200

Total	$92,337	$91,300

7. Acquisition of Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation (“Netro”), a leading provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US $100 million to its shareholders. The acquisition has been accounted for using the purchase method and the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values as at the acquisition date. The allocation of the purchase price is tentative pending the finalization of the valuation studies of the net assets acquired. The final allocation of the purchase price may result in a different allocation. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000 has been accounted for as negative goodwill, and accordingly has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

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The tentative allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

Netro Corporation

(000’s)
Estimated fair value of net assets acquired:
Cash and cash equivalents	29,807
Short-term investments	12,797
Restricted cash (see Note 8)	6,851
Accounts receivable	1,611
Prepaids and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible asset	9,300
Accounts payable and accrued liabilities (see Note 14)	(23,352)

Net identifiable assets	56,326

Purchase consideration:
Share consideration (see Note 4)	28,012
Lease liability	15,555
Acquisition costs	5,321

48,888

The lease liability relates to Netro Corporation’s San Jose facilities, which will not be used by SR Telecom. The liability reflects the present value of future lease payments less expected sub-leasing revenues. The acquisition costs are for professional services rendered in respect to the acquisition of Netro Corporation and the investment banking fees.

The results of operations of Netro are included in the consolidated statement of operations of SR Telecom as of September 5, 2003.

As part of the purchase agreement, the Corporation has agreed to indemnify and hold harmless the directors and officers of Netro Corporation, for a period of six years and to obtain directors and officers insurance in this regard for a period of three years. An adequate provision for the indemnification has been included in the accounts payable and accrued liabilities.

8. Restricted Cash

The Corporation has restricted cash in the amount of $6,773,000 as at September 30, 2003. This amount was set up to satisfy certain liens on operating leases as a result of Netro Corporation acquisition.

9. Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. Potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at September 30, 2003 is $3,221,000.

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In the normal course of business, the Corporation is involved in various claims. Though the outcome of these various pending claims as at September 30, 2003 cannot be determined precisely, the Corporation believes that their outcome will have no adverse impact on its financial position nor on its operating results. Any losses arising from the outcome of the claims would be charged to earnings in the period in which the amount would be known.

In addition, pursuant to the acquisition of Netro (see note 7) the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years.

10. Employee Benefit Plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. For the three-month period ended September 30, 2003, the Corporation contributed approximately $333,000 to the plan and $945,000 for the nine-month period ended September 30, 2003.

11. Hedging Activities

During the second quarter, the Corporation entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. These forward contracts sell US$2.0 million each at rates of 1.4119 and 1.4203 in December 2003 and March 2004, respectively. The Corporation does not use hedge accounting for these contracts. These contracts are recorded on the balance sheet at their fair market value of $5,444,000. The change in market value of the contracts from the date of purchase to the balance sheet date resulted in a foreign exchange gain of $220,000 recorded in the statement of earnings.

12. Write off of property, plant and equipment

Certain assets acquired in 2003 have been written off in the current quarter, due to changes in the marketplace and customer requirements that go beyond the capabilities of the current technology. The Corporation recorded the write off of assets of $1,363,000 in research and development expense.

13. Restructuring charges, asset impairment and other charges

The remaining liability stemming from the fourth quarter 2002 restructuring charge is $ nil at September 30, 2003.

14. Litigation

The Corporation has included in accounts payable and accrued liabilities, management’s best estimate of the outcome of litigation relating to Netro Corporation’s litigation which existed at the date of acquisition (see Note 7), described as follows:

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts, which were not supported by sales orders. As a result, Solectron now has an excess inventory of materials it is unable to sell. Netro disputes that the purchase of materials had not been approved by Netro as required by the agreement. The results of the arbitration are not determinable at this time. The total claim, including the cost of materials and asserted carrying charges, is approximately US$14.5 million.

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Future Communications Company (FCC) Litigation

The dispute with FCC relates to the alleged improper draw down by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Merger-related Litigation

On April 8 and May 23, 2003, several of Netro’s stockholders filed proceedings against Netro’s directors claiming that they breached their fiduciary duties to Netro allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim against Netro’s directors also states that Netro favored the Corporation over potential competing acquirers by engaging in self dealing in connection with the merger. The parties have reached an agreement in principal to settle this lawsuit. Included in the terms of settlement, is a proposed payment of US$590,000. The parties are preparing definitive settlement documents for submission to the court for its required approval.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management’s opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation’s business in the future.

15. Comparative Figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	32